Canaccord Genuity Inc.
99 High Street
Boston, MA 02110

National Securities Corporation
200 Vesey Street 25th Floor

New York, NY 10281

October 16, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Heather Percival

Re:	ReWalk Robotics Ltd. Registration Statement on Form S-1 (File No. 333-220545)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, as the several underwriters, hereby join in the request of ReWalk Robotics Ltd. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Time, on October 18, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, we advise you that on October 16, 2017, we have effected the following distribution of the Company’s Preliminary Prospectus dated October 16, 2017:

Preliminary Prospectus dated October 16, 2017:

350 copies to prospective underwriters, institutional investors, dealers and others.

We advise that we have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours, Canaccord Genuity Inc. National Securities Corporation
By:	Canaccord Genuity Inc.
By:	/s/ Jennifer Pardi
	Name:	Jennifer Pardi
	Title:	Senior Managing Director

By:	National Securities Corporation
By:	/s/ Jonathan C. Rich
	Name:	Jonathan C. Rich
	Title:	Executive Vice-President

[Signature Page to Acceleration Request]